Parnell Pharmaceuticals Holdings Ltd

c/o Parnell, Inc.

7015 College Boulevard, Level 6

Overland Park, KS 66211

February 11, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Mr. Michael Gershon

Re:	Parnell Pharmaceuticals Holdings Ltd
Registration Statement on Form F-1 Filed January 25, 2016, as Amended
File No. 333-209096

Mr. Gershon:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned Registrant under the above-referenced Registration Statement hereby requests acceleration of the effective date of Amendment No. 1 to the Registration Statement to February 16, 2016, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

The undersigned Registrant hereby reserves the right to withdraw this request orally and grants such right to its counsel, Peter Mirakian III, Esq., of the law firm of Spencer Fane LLP.

The Registrant hereby acknowledges that, should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Parnell Pharmaceuticals Holdings Ltd

By:	/s/ Robert T. Joseph
Name:	Robert T. Joseph
Title:	Chief Executive Officer